
May 21, 2026

Akshay Naheta
Chief Executive Officer and Director
Bakkt, Inc.
3280 Peachtree Road
Suites 07-128, 07-130 & 07-132
Atlanta, Georgia 30305

      Re: Bakkt, Inc.
           Registration Statement on Form S-3
           Filed May 13, 2026
           File No. 333-295817

Dear Akshay Naheta:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Komul Chaudhry at 202-551-4746 with any questions.

Sincerely,

Division of Corporation Finance
Office of Crypto Assets